July 31, 2017

JPMorgan Trust II

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse the Funds listed on Schedule A for the time period so indicated. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, and extraordinary expenses not incurred in the ordinary course of each Fund’s business. In addition, the Funds may invest in one or more money market funds advised by J.P. Morgan Investment Management Inc. or its affiliates (“affiliated money market funds”). The JPMorgan Service Providers, as the Funds’ adviser, shareholder servicing agent and/or administrator, hereby contractually agree to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on each Fund’s investment in such money market funds.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc.

By:

Accepted by: JPMorgan Trust II

By:

[1]	In calculating the interest expense on short sales for purposes of this exclusion, the Funds will recognize all economic elements of interest costs, including premium and discount adjustments.

JPMorgan Trust II Fee Waiver Agreement

SCHEDULE A

Fund Name	R2	R3	R4	R5	R6
JPMorgan Investor Balanced Fund[1]	0.90%	0.65%	0.40%	0.25%	0.15%
JPMorgan Investor Conservative Growth Fund[1]	0.90%	0.65%	0.40%	0.25%	0.15%
JPMorgan Investor Growth & Income Fund[1]	0.90%	0.65%	0.40%	0.25%	0.15%
JPMorgan Investor Growth Fund[1]	0.90%	0.65%	0.40%	0.25%	0.15%

[1]	Expense limitation is in place until at least 7/31/18.